July 7, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention:  William H. Thompson

Re:                             EQT GP Holdings, LP

EQT Midstream Partners, LP

Forms 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

Form 8-K Filed April 28, 2016

File No. 1-37380 and 1-35574

Ladies and Gentlemen:

Set forth below are the responses of EQT GP Holdings, LP (EQGP) and EQT Midstream Partners, LP (EQM and, together with EQGP, the Partnerships) to the comments contained in the letter from the staff (the Staff) of the Securities and Exchange Commission (SEC), dated June 24, 2016, with respect to the above-captioned filings.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Partnerships’ response to each comment or request is set forth immediately below the text of the applicable comment or request.

General

1.                                      Our comments relate to the filings of EQT Midstream Partners, LP, but are also applicable to EQT GP Holdings, LP.

Response:  The Partnerships acknowledge your comment and confirm that all responses in this letter apply to both EQM and EQGP.

July 7, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 68

2.                                      We are unable to reconcile the total capital expenditures on your statements of cash flows to the table on page 58, after considering footnote b. Please advise.

Response:  As disclosed in footnote b to the table on page 58 of EQM’s Form 10-K for the Fiscal Year Ended December 31, 2015, EQM accrues capital expenditures when work has been completed but the associated bills have not yet been paid. These accrued amounts are excluded from capital expenditures on the statements of consolidated cash flows until they are paid in a subsequent period. Please see the following table for a reconciliation of capital expenditures per the table on page 58 to capital expenditures on the statements of consolidated cash flows (in millions):

	For the year ended December 31,
	2015	2014	2013
Total capital expenditures (page 58)	$376.2	$353.3	$275.5
Plus accrued capital expenditures - at prior year-end	51.1	16.3	23.8
Less accrued capital expenditures - at current year-end	18.3	51.1	16.3
Less other non cash capital expenditures (footnote b)	—	0.3	—
Less rounding (immaterial)	—	0.1	—
Capital expenditures (statements of consolidated cash flows)	$409.0	$318.1	$283.0

The year-end accrued capital expenditures for each period presented in this table were disclosed in footnote b, except for the year-end 2012 accrued capital expenditures of $23.8 million.  In future filings, the Partnerships will disclose accrued capital expenditure balances for all periods required to reconcile from total capital expenditures to capital expenditures reported in the statements of consolidated cash flows.

Form 8-K Filed April 28, 2016

3.                                      We note you presented adjusted EBITDA guidance for the second fiscal quarter and the full fiscal year.  Regulation G requires a schedule or other presentation detailing the differences between the forward looking non-GAAP financial measure and the forward looking GAAP financial measure.  Further, it appears your presentation may be inconsistent with the updated Compliance and Disclosure Interpretations (C&DIs) issued on May 17, 2016.  Please review this guidance when preparing your next earnings release. Your review of the updated C&DIs should include, but not be limited to, the guidance in section 102.10 regarding the prominence of non-GAAP measures.

Response:  The Partnerships acknowledge your comment and the C&DIs issued on May 17, 2016 and confirm future earnings releases will comply with both Regulation G and the new guidance.

July 7, 2016

In connection with the above responses, the Partnerships acknowledge that:

•                  The Partnerships are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•                  The Partnerships may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

July 7, 2016

If you have any questions with respect to the foregoing responses or require further information, please contact Terri Bone, Vice President, Finance and Chief Accounting Officer of EQT GP Services, LLC and EQT Midstream Services, LLC, the general partners of the Partnerships, at 412-553-5785 or at tbone@eqt.com.

Very truly yours,

/s/ Robert J. McNally
Robert J. McNally, Senior Vice President and Chief Financial Officer of EQT GP Services, LLC and EQT Midstream Services, LLC, the general partners of the Partnerships

cc:                                Lewis B. Gardner, General Counsel and Vice President, External Affairs, EQT Corporation